Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet, Smartphone or Tablet -QUICK EASY
IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail

BORQS TECHNOLOGIES, INC.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail. Votes submitted electronically over the Internet must be received by 11:59 p.m., US Eastern Standard Time, on August 1, 2021.

VOTE BY INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MOBILE VOTING – On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED

PROXY THIS PROXY WILL BE VOTED AS SPECIFIED ABOVE; UNLESS OTHERWISE INDICATED, THIS PROXY WILL BE VOTED FOR THE NOMINEE ON PROPOSAL NUMBER 1 AND FOR APPROVAL ON PROPOSAL NUMBER 2.	Please mark your votes like this

Proposal 1.

Elect one (1) Class III director, to serve until 2024 Annual General Meeting of Shareholders.

(1) Pat Sek Yuen Chan	FOR ALL NOMINEES LISTED TO THE LEFT	FOR ALL EXCEPT*	WITHHOLD AUTHORITY

* (Instruction: To withhold authority to vote for any individual nominee, strike a line through that nominee’s name in the list above)

Proposal 2.

Ratify the appointment of YU Certified Public Accountant PC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.	FOR	AGAINST	ABSTAIN

Proposal 3.

Transact any other business properly brought before the annual general meeting or any adjournment(s) or postponement(s) thereof.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Mark here if you plan to attend the meeting.

CONTROL NUMBER

Signature ______________________________ Signature, if held jointly________________________________________ Date _________, 2021

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders

The 2021 Proxy Statement and the 2020 Annual Report to Shareholders are available at: https://www.cstproxy.com/borqs/2021

▲ FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

BORQS TECHNOLOGIES, INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS – AUGUST 2, 2021 AT 10:00 AM (EST TIME)

The undersigned hereby appoint(s) each of Pat Chan and Anthony Chan with the power of substitution and resubstitution to vote any and all shares of capital stock of Borqs Technologies, Inc. (the “Company”) which the undersigned would be entitled to vote as fully as the undersigned could do if personally present at the Annual General Meeting of Shareholders of the Company, to be held on August 2, 2021, at 10:00 A.M. US Eastern Standard Time, (or any adjournment(s) or postponement(s) thereof) at the office of Sichenzia Ross Ference LLP at 1185 Avenue of the Americas, 31/F, New York, NY 10036, USA, hereby revoking any prior proxies to vote said stock, upon the following items more fully described in the notice of any proxy statement for the annual general meeting (receipt of which is hereby acknowledged):

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS RECOMMENDATIONS.

PLEASE SIGN AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Mark here for address change.

(Continued, and to be marked, dated and signed, on the other side)